Exhibit 1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

January 30, 2014

<u>Via Overnight Delivery</u>

Ms. Rose Hoover
Executive VP, Chief Administrative Officer, & Secretary
Ampco-Pittsburgh Corporation
600 Grant Street
Suite 4600
Pittsburgh, PA 15219

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Shareholders</u>

Dear Ms. Hoover:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
Ampco-Pittsburgh Corporation ("the Company") that it intends to nominate Mr. Michael I.
German and Mr. James J. Abel as nominees for election as directors to the Board of Directors of
Ampco-Pittsburgh Corporation at the Company's 2014 Annual Meeting of Shareholders.

In accordance with the Company's by-laws we provide the following information concerning
Mr. Michael I. German

1.   The nominee's full name, age, principal occupation and employer.

*Michael I. German, 63. Chief Executive Officer, President and Director, Corning
Natural Gas Holding Corporation.*

2.   The nominee's address and telephone number.

330 W. William Street, Corning, NY, 14830. (607) 936-3755.

3.   A biographical profile of the nominees, including educational background and business and
professional experience.

*Mr. German has served as Chief Executive Officer, President and Director of Corning
Natural Gas Holding Corporation (FKA Corning Natural Gas Corporation) since
December 2006. Mr. German also serves as the President of Corning Appliance
Company and Leatherstocking Gas Company. Prior to joining Corning, he was Senior
Vice President, utility operations for Southern Union Company from 2005 to 2006 where
he was responsible for gas utility operations in Missouri, Pennsylvania, Rhode Island
and Massachusetts. From 1994 to 2005, Mr. German held several senior positions at*

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Energy East Corporation, a publicly-held energy services and delivery company, including President of several utilities. Mr. German serves on the Board of Directors of Three River Development Corporation and Northeast Gas Association. He also serves as the President of the Board of Trustees of the Adirondack Park Institute. Mr. German served as a Director of Pennichuck Corporation from 2008-2011. Mr. German has a BA degree from Trinity College, a MBA from Columbia University, and a JD from Boston University.

GAMCO believes Mr. German's qualifications to serve on the Board of Directors include his position as President and Chief Executive Officer of Corning Natural Gas Holding Corporation where Mr. German is responsible for company's day-to-day operation and its strategic initiatives as well as his leadership experience gained from his extensive service on other boards. GAMCO strongly supports the nomination of Mr. German for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

A copy of Mr. German's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Mr. German and the Company, directly or indirectly, and that Mr. German would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

    At present, Mr. German does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. German's written consent letter is enclosed (Exhibit B).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Mr. German's questionnaire and written representation and agreement referenced to in Section 17 of Article II of the Company's by-laws is enclosed (Exhibit C)

In accordance with the Company's by-laws we provide the following information concerning Mr. James J. Abel

8. The nominee's full name, age, principal occupation.

   James J. Abel, 67. Nonprofit organizational work.

9. The nominee's address and telephone number.

   2949 North Park Blvd., Cleveland Heights, OH, 44118. (216) 956-2949.

10. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Abel served as Interim President and Chief Executive Officer, CPI Corporation (February 2012 to April 2013); Director, CPI Corporation (April 2004 to April 2013), a leader in the portrait photography industry; President and Chief Executive Officer, Financial Executives International (May 2008 to February 2009), an organization representing senior financial executives in dealing with the regulatory agencies involved with corporate financial reporting and internal controls; Chief Financial Officer (December 1990 to December 2007) and Director (December 2002 to December 2007), Lamson & Sessions Co., a diversified manufacturer and distributor of a broad line of thermoplastic electrical, consumer, telecommunications and engineered sewer products for major domestic markets. Since 2011, Mr. Abel has served as a Director of The LGL Group, Inc., a producer of industrial and commercial products and services that is focused on the design and manufacture of electronic components and subsystems. Mr. Abel has a BS degree from Purdue University and a MBA from St. John's University.

    GAMCO believes Mr. Abel's qualifications to serve on the Board of Directors include his significant financial expertise, his experience with manufacturing operations, and his extensive board service. GAMCO strongly supports the nomination of Mr. Abel for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

    A copy of Mr. Abel's biographical sketch is enclosed (Exhibit D).

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

We are advised that no business relationship exists between Mr. Abel and the Company, directly or indirectly, and that Mr. Abel would qualify under NYSE rules as an independent director.

12. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *At present, Mr. Abel does not hold any shares of stock of the Company.*

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Abel's written consent letter is enclosed (Exhibit E).*
>
> *Mr. Abel's questionnaire and written representation and agreement referenced to in Section 17 of Article II of the Company's by-laws is enclosed (Exhibit F)*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   > *GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.*

2. GAMCO's address and telephone number.

   > *GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.*

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.



GAMCO

ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

As of January 30, 2014, GAMCO was the beneficial owner of 1,085,533 shares of the Company's Common Stock, representing 10.48% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 27, 2014, is enclosed (Exhibit G).

4. With respect to Section 17 of Article II of the Company's by-laws, GAMCO also states that:

   a. *GAMCO is not the beneficial owner of any Derivative Instruments, as defined in the by-laws;*

   b. *GAMCO has sole voting power over 1,064,533 shares of the Company's common stock beneficially owned by it;*

   c. *GAMCO is not the holder of any short interest in any shares of capital stock of the Company;*

   d. *GAMCO does not hold any rights to dividends on the shares of capital stock of the Company that GAMCO beneficially owns that are separated or separable from the underlying shares of capital stock beneficially owned by GAMCO;*

   e. *GAMCO does not hold any proportionate interest in shares of capital stock of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partner or limited liability company in which GAMCO is a general partner or manager or, directly or indirectly, beneficially owns an interest;*

   f. *GAMCO may be entitled to performance-based fees based on the increase in the value of shares of capital stock of the Company held in accounts of investment advisory clients of GAMCO and with respect to which shares GAMCO is the beneficial owner.*

5. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

6. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. German and Mr. Abel or others pursuant to which Mr. German and Mr. Abel are being nominated by GAMCO.

5



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Certain affiliates of GAMCO are beneficial owners of 19.46% of the common stock of Corning Natural Gas Holding Corporation, for which Mr. German serve as Chief Executive Officer, President and Director.

Mr. Abel serves as a director of The LGL Group, Inc. Mr. Mario J. Gabelli serves as Chairman of the Board of The LGL Group, Inc. and serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors, Inc. GAMCO and certain affiliates beneficially own 18.06% of the outstanding common stock of The LGL Group, Inc., for which Mr. Abel serves as a director.

7. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Ampco-Pittsburgh Corporation's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. German and Mr. Abel to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

DG/gm

Enclosures

Exhibit A

Michael I. German

Age:	63
Address:	330 W. William Street Corning, NY 14830
Principal Occupation:	Chief Executive Officer, President and Director at Corning Natural Gas Holding Corporation
Other Directorships:	Three River Development Corporation Northeast Gas Association Adirondack Park Institute (President of the Board of Trustees)
Public Boards: (Last Five Years)	Pennichuck Corporation (2008-2011)
Education:	Trinity College (BA) Columbia University (MBA) Boston University (JD)

Exhibit B

January 29, 2014

Ms. Rose Hoover
Executive VP, Chief Administrative Officer, & Secretary
Ampco-Pittsburgh Corp.
600 Grant Street
Suite 4600
Pittsburgh, PA 15219

Re: Director Nomination

Dear Ms. Hoover:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Ampco-Pittsburgh Corporation ("Ampco"). I hereby consent to being named as a nominee in Ampco's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Michael I. German

Exhibit C

Questionnaire/Written representation and agreement referenced to in Section 17 of Article II of the Company's by-laws. These documents have been provided to the Company.

Exhibit D

James J. Abel

Age: 67

Address: 2949 North Park Blvd.
                            Cleveland Heights, OH 44118

Principle Occupation: Nonprofit organizational work

Public Boards: The LGL Group, Inc (2011-Present)
(Last Five Years)   CPI Corporation (2004-2013)

Education: Purdue University (BS)
                            St. John's University (MBA)

Exhibit E

January 29, 2014

Ms. Rose Hoover
Executive VP, Chief Administrative Officer, & Secretary
Ampco-Pittsburgh Corp.
600 Grant Street
Suite 4600
Pittsburgh, PA 15219

Re: Director Nomination

Dear Ms. Hoover:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Ampco-Pittsburgh Corporation ("Ampco"). I hereby consent to being named as a nominee in Ampco's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



James J. Abel

Exhibit F

Questionnaire/Written representation and agreement referenced to in Section 17 of Article II of the Company's by-laws. These documents have been provided to the Company.

Exhibit G

Amendment number 27 to Schedule 13D, filed on January 27, 2014 (complete filing available on EDGAR).

Exhibit 2



One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

January 30, 2014

Ms. Rose Hoover
Executive VP, Chief Administrative Officer, & Secretary
Ampco-Pittsburgh Corporation
600 Grant Street
Suite 4600
Pittsburgh, PA 15219

      Re: Shareholder Proposal

Dear Ms. Hoover:

Recognizing that the shareholder proposal deadline for the 2014 Annual Meeting has passed I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement for next year's Annual Meeting. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Ampco-Pittsburgh Corporation ("Ampco" "the Company") include the proposal in its proxy statement for the 2015 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors ("the Board") undertake the necessary steps to declassify the Board to require that all Directors stand for election annually.

Currently, GAMCO beneficially owns approximately 1,085,533 shares of Ampco's Common Stock. According to our information, this represents 10.48% of the outstanding Common Stock. Attached as Exhibit A are Amendments 26 through 27 to our Schedule 13D, dated February 18, 2011 through January 27, 2014. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Ampco since prior to January 29, 2013. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from January 29, 2013 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Ampco holds its 2015 Annual Meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

GAMCO commends the Board and the Company for not extending or adopting a new shareholder rights plan (poison pill) after the previous shareholders rights plan expired in 2008. We believe that such an action is aligned with good corporate governance practices. GAMCO believes that declassifying the Board would further promote good corporate governance between the Company and its shareholders.

Hopefully this gives you and the Board enough time to consider alternatives.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Ampco-Pittsburgh Corporation ("the Company") request that the Board of Directors ("the Board") undertake the necessary steps to declassify the Board to require that all Directors of the Company stand for election annually. The declassification of the Board should be completed in a manner that does not affect the unexpired terms of Directors that have been previously elected by the Company's shareholders.*

SUPPORTING STATEMENT

A classified board is one where the directors are divided into classes with overlapping terms. A different class is elected at each annual meeting.

We believe that shareholders should be afforded the opportunity to express their views on the performance of all directors on an annual basis.

While a classified board can promote continuity of directors facilitating long range planning; we believe that directors being accountable to shareholders on an annual basis can help improve transparency and communication between a company and its shareholders.

WE URGE SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL





AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Ampco-Pittsburgh Corporation ("Ampco") for Ampco's 2015 Annual Meeting of Shareholders.

2. GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Ampco throughout the period since January 29, 2013. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Ampco's 2015 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

David Goldman

Sworn to before me this
30th day of January 2014

Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 26 and 27 to Schedule 13D, filed on February 23, 2011 and January 27, 2014, respectively (complete filings available on EDGAR).